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                                                                       Exhibit 5

                                [SYMETRICS LOGO]

                   SYMETRICS INDUSTRIES, INC. TO BE ACQUIRED
                           BY TEL-SAVE HOLDINGS, INC.

     Melbourne, FL, December 19, 1997 - Symetrics Industries, Inc. today announced it has executed a definitive merger agreement with Tel-Save Holdings, Inc. pursuant to which Tel-Save will acquire all the outstanding shares of Symetrics Industries, Inc. for $15.00 per share in cash. Symetrics has approximately 1,628,000 shares outstanding.

     Headquartered in Melbourne, Florida, Symetrics is a diversified electronics company servicing both the defense and telecommunications industries; the latter, benefiting from proprietary products, is a rapidly growing segment of total operations.

     Speaking on behalf of the Board of Directors, Chairman of the Board, Dudley
E. Garner, Jr. said "we believe this acquisition represents a fair value for our shareholders, and we look forward to working with Tel-Save and continuing to serve our customers as part of this excellent organization."

     As the first step in the transaction, a subsidiary of Tel-Save will commence a cash tender offer promptly for all outstanding Symetrics shares at $15.00 per share. The offer will be conditioned, among other things, upon a majority of the issued and outstanding shares of Symetrics being properly tendered and not withdrawn prior to the expiration of the offer. Following successful completion of the tender offer, the Tel-Save subsidiary will be merged into Symetrics and each outstanding Symetrics share will be converted into the right to receive $15.00 in cash. In connection with the transaction, certain of the officers and directors of Symetrics have agreed to tender their shares (which in the aggregate represent approximately 20% of Symetrics' outstanding stock) in the offer and to grant to Tel-Save an option to purchase such shares under certain circumstances if the offer is not consummated. In addition, Symetrics has granted Tel-Save an option to acquire approximately 19.9% of Symetrics' authorized but unissued stock, exercisable under certain circumstances.

     The Board of Directors of Symetrics has approved the offer and merger. The tender offer is expected to close in late January.

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